Vestas

RECEIVED
2006 MAY 10 A 10: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K





06013290

Randers, 4 May 2006
Stock exchange announcement No. 27/2006

Date for publication and presentation of quarterly report for first quarter 2006

The Vestas Group's accounts for the period 1 January - 31 March 2006 are expected to be approved by the Board of Directors of Vestas Wind Systems A/S on Tuesday, 16 May 2006. The quarterly report for first quarter 2006 will be sent to the Copenhagen Stock Exchange upon the approval of the Board of Directors.

In connection with the publication of the quarterly report, Vestas will host an information meeting (including conference call and webcast) for investors, analysts and the press at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, 1560 Copenhagen V, Denmark on Tuesday, 16 May 2006 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' Web site www.vestas.com and the Copenhagen Stock Exchange' Web site www.cse.dk with the possibility of simultaneous interpretation into Danish, German, Spanish and Italian.

It will be possible to attend the information meeting via conference call. Interested parties from Denmark, who wish to ask questions during the meeting, may call tel. +45 7026 5040, interested parties from the rest of Europe may call tel. +44 207 769 6432, and interested parties from the USA may call tel. +1 877 204 0753.

After the meeting, a replay will be available on Vestas' Web site www.vestas.com.

Considering the arrangement in Copenhagen, please register with Mrs Lene Dorby, Executive Management Secretary at Vestas Wind Systems A/S, telephone +45 9730 5101 or by e-mail: LDO@vestas.com.

Any questions may be addressed to Peter W. Kruse, Vice President of Communication & Investor Relations at Vestas Wind Systems A/S, telephone +45 9730 8015.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S